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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 5 )*

CURRENT TECHNOLOGY CORPORATION
(Name of Issuer)
Common Stock, No Par Value
(Title of Class of Securities)
2310E 10 4
(CUSIP Number)

Copy to:
Keith Denner 5901 Vista Drive West Des Moines, Iowa 50266 (515)226-0000	Christian J. Hoffmann, III QUARLES & BRADY LLP Renaissance One Two N. Central Avenue Phoenix, Arizona 85004 (602) 229-5200
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
September 10, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. ☐

* The remainder of this cover page shall be filled out for a Reporting Person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	00808Y09

1	NAMES OF REPORTING PERSONS AND S.S. OR I.R.S. IDENTIFICATION NO. OF PERSON Keith Denner

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP IRS ID #
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

US

	7	SOLE VOTING POWER

NUMBER OF		55,178,729*

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		55,178,729*

WITH	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

55,178,729*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

39.83%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
* Includes 27,548,933 shares of Common Stock issuable upon the exercise of warrants to purchase Common Stock and approximately 11,010,530 shares of Common Stock issuable upon conversion of a convertible promissory note held by the Reporting Person. On the basis of Common Stock actually issued, the Reporting Person owns 16,619,266 shares of Common Stock, representing 16.62% of the class.

Item 1. Security and Issuer
     This Amendment No. 5 to Schedule 13D amends the Schedule 13D filed March 28, 2002, Amendment No. 1 filed December 30, 2003, Amendment No. 2 filed March 29, 2005, Amendment No. 3 filed August 1, 2006 and Amendment No. 4 filed February 12, 2007 and relates to the common stock, no par value (the “Common Stock”) of Current Technology Corporation, a corporation continued under the Canada Business Corporations Act (the “Company”), with its principal executive offices located at 800 West Pender Street, Suite 530, Vancouver, British Columbia, Canada V6C 2V6.
Item 4. Purpose of Transaction
     On September 10, 2007 the Company and the Reporting Person reached an agreement to restructure $1,101,053 of Company indebtedness to the Reporting Person (the “Debt”). The Debt is represented by a convertible promissory note (the “Note”), the due date of which was extended to January 16, 2009 and it is convertible into Common Stock at a price of $0.10 per share. The interest rate of 10% on the Debt remained the same. If the Reporting Person converted the Note into Common Stock, the Reporting Person would receive approximately 11,010,530 shares based on the amount of Debt outstanding as of September 10, 2007. Additionally, in connection with the restructuring of the Debt, the Company issued the Reporting Person warrants to purchase an additional 5,000,000 shares of Common Stock, at a purchase price of $0.10 per share.
     On September 10, 2007, Mr. Denner also participated in a private placement (the “Private Placement”) of the Company’s securities purchasing 1,640,000 units at a purchase price of $0.05 per unit, with each unit consisting of one share of Common Stock and one warrant to purchase one addition share of Common Stock at $0.10.
     Except as set forth in this Item 4, the Reporting Person has no plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.
Item 5. Interest in Securities of the Issuer
     (a)     As of the close of business on September 10, 2007, Reporting Person’s beneficial ownership of Common Stock was 55,178,729 shares, representing 39.83% of the class. This amount includes 27,548,933 shares of Common Stock issuable upon the exercise of warrants to purchase Common Stock and approximately 11,010,530 shares of Common Stock issuable upon conversion of a convertible promissory note held by the Reporting Person. On the basis of Common Stock actually issued, Reporting Person owns 16,619,266 shares, representing 16.62% of the class. Percentage ownership responses set forth herein are based on the representation of the Company that, as of June 30, 2007, there were 94,242,023 shares of

Common Stock issued and outstanding and therefore, following the Private Placement, there were 99,992,023 shares of Common Stock issued and outstanding. The number of shares of Common Stock owned by the Reporting Person would be reduced by 3,000,000 if the option granted by the Reporting Person to Robert Kramer and Anne Kramer, jointly, to purchase 3,000,000 shares of Common Stock owned by the Reporting Person at a price of $0.38 per share on or before July 5, 2008, was exercised. Additionally, the Reporting Person expressly disclaims beneficial ownership of 1,000,000 shares of Common Stock owned by the Reporting Person’s wife along with a warrant to purchase an additional 1,000,000 also owned by the Reporting Person’s wife.
     (b)     The responses of the Reporting Person to Items 7 through 10 on the cover page are incorporated herein by reference. All responses reflected the beneficial ownership as of September 10, 2007.
     (c)     On September 10, 2007, Reporting Person and the Company jointly announced the restructuring of the $1,101,053 indebtedness of the Company to the Reporting Person, which includes the issuance to the Reporting Person of warrants to purchase an additional 5,000,000 shares of Common Stock. Additionally, On September 10, 2007, the Reporting Person also participated in the Private Placement purchasing 1,640,000 units at a purchase price of $0.05 per unit with each unit consisting of one share of Common Stock and one warrant to purchase one addition share of Common Stock at $0.10.
     (d)     Not applicable.
     (e)     Not applicable.
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
DATE: September 19, 2007

/s/ Keith Denner
Keith Denner